For immediate release

Fatal Accident at Bokoni

February 15, 2012. Anooraq Resources Corporation (“Anooraq” or the “Company”) (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) announces with deep regret that an employee was fatally injured at the Bokoni Platinum Mine’s (“Bokoni”) Vertical shaft, on Tuesday, 14 February 2012, in a fall of ground accident in the 6-E17 raise line.

The South African Department of Mineral Resources has issued a Section 54 safety stoppage notice in respect of the Bokoni operations and further updates will be provided to the market in due course. The name of the deceased will be withheld until the next of kin have been informed.

The board of directors and management of the Company and Bokoni Platinum Mines extend their condolences to both the family and colleagues of the deceased employee.

On behalf of Anooraq
Joel Kesler
Executive: Corporate Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 927 8957

Macquarie First South Capital
Annerie Britz / Yvette Labuschagne / Melanie de Nysschen
Office: +27 11 583 2000

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE Amex has neither approved nor disapproved the contents of this press release.

Cautionary and forward-looking information

This document contains “forward-looking statements” that were based on Anooraq’s expectations, estimates and projections as of the dates as of which those statements were made, including statements relating to the Bokoni Group transaction and anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Anooraq believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: that the Bokini Group transaction will receive the necessary regulatory approvals and complete in a timely manner.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to uncertainties related to the completion of the Bokoni Group restructure and refinancing in a timely manner, if at all; and risk that the necessary regulatory and other approvals for the Bokini Group transaction will not be received in a timing manner.

For further information on Anooraq, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and annual information form for the year ended December 31, 2010 and other disclosure documents that are available on SEDAR at www.sedar.com.

2	www.anooraqresources.com